UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CELLU TISSUE HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

151169 109

(CUSIP Number)

Michael S. Gadd

Vice President, General Counsel and Corporate Secretary

Clearwater Paper Corporation

601 W. Riverside Avenue, Suite 1100

Spokane, Washington 99201

(509) 344-5900

copies to:

Blair W. White

Justin D. Hovey

Pillsbury Winthrop Shaw Pittman LLP

P.O. Box 7880

San Francisco, CA 94120

Telephone: (415) 983-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2010

(Date of Event, which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151169 109

1.	NAMES OF REPORTING PERSONS CLEARWATER PAPER CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,000(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

(1) Amount represents all issued and outstanding shares of common stock, par value $0.01 per share, of Cellu Tissue Holdings, Inc. acquired by Clearwater Paper Corporation pursuant to the Merger Agreement (as defined below).

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) initially filed with the Securities and Exchange Commission on September 24, 2010. The Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby amended and restated in its entirety to read as follows:

Clearwater Paper funded the Merger consideration and the refinancing of approximately $267 million of Cellu Tissue’s debt from cash on hand, including the net proceeds from the sale of $375 million principal amount of Clearwater Paper’s 7 1/8% Senior Notes due 2018.

For a more detailed description of the Merger Agreement, see Item 4 below, which description is incorporated by reference herein in response to this Item 3.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby amended and restated in its entirety to read as follows:

(a)-(b) On December 27, 2010, Clearwater Paper completed its acquisition of Cellu Tissue Holdings, Inc. pursuant to that certain Agreement and Plan of Merger, dated as of September 15, 2010 (the “Merger Agreement”), among Clearwater Paper, Cellu Tissue and Sand Dollar Acquisition Corporation, a wholly-owned subsidiary of Clearwater Paper (“Merger Sub”). The Merger Agreement was adopted and approved by the stockholders of Cellu Tissue at a special meeting of Cellu Tissue stockholders on held December 23, 2010. The Merger became effective on December 27, 2010. As a result of the Merger, Cellu Tissue became a wholly-owned subsidiary of Clearwater Paper.

As provided in the Merger Agreement, at the effective time of the Merger each outstanding Share, other than any Shares owned by Clearwater Paper or Merger Sub, by Cellu Tissue as treasury stock, or by any stockholders who are entitled to, and who properly exercise, appraisal rights under Delaware law, was converted into the right to receive $12.00 in cash without interest. Each of the 1,000 shares of common stock of Merger Sub was converted into one share of common stock of Cellu Tissue at the effective time of the Merger.

(c) Not applicable.

(d) Reference is made to Items 4(a)-(b) above. Pursuant to Section 1.5 of the Merger Agreement, at the effective time of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger became the directors of Cellu Tissue. As a result, Gordon L. Jones, Linda K. Massman and Michael S. Gadd became the directors of Cellu Tissue. All of the officers of Cellu Tissue resigned at the effective time of the Merger and the new executive officers of Cellu Tissue that replaced the previous executive officers are Gordon L. Jones, President and Chief Executive Officer, Linda K. Massman, Vice President and Chief Financial Officer and Michael S. Gadd, Vice President, General Counsel and Corporate Secretary.

(e) Other than as described above, not applicable.

(f) Other than as described above, not applicable.

(g) Reference is made to Items 4(a)-(f) above. Pursuant to Section 1.4 of the Merger Agreement, at the effective time of the Merger, the certificate of incorporation and the bylaws of Cellu Tissue, as in effect immediately prior to the effective time, were amended and restated in their entirety as set forth in Exhibit B and Exhibit C, respectively, to the Merger Agreement and as so amended became the certificate of incorporation and bylaws of Cellu Tissue until amended.

(h) Reference is made to Items 4(a)-(g) above. Upon consummation of the Merger, the Shares of Cellu Tissue ceased to be listed on The New York Stock Exchange.

(i) Not applicable.

(j) Other than as described herein or in the Merger Agreement, Clearwater Paper does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D or any similar matter. Clearwater Paper intends to continue to review Cellu Tissue and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management, personnel and other matters and to further consider whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

The foregoing descriptions of the Merger and the Merger Agreement do not purport to be complete. References to, and descriptions of, the Merger and the Merger Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, which is Exhibit 1 to this Schedule 13D. The Merger Agreement is incorporated into this Schedule 13D wherever references and descriptions of it appear.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) As of the date hereof, Clearwater Paper is the sole stockholder of Cellu Tissue, holding all 1,000 outstanding Shares. Clearwater Paper has sole voting and sole dispositive power over such Shares.

(c) Except for the completion of the Merger, neither Clearwater Paper nor, to its knowledge, any Schedule A Person, has effected any transaction in Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

The disclosure in Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 1	Agreement and Plan of Merger, dated as of September 15, 2010, by and among the Clearwater Paper Corporation, Cellu Tissue Holdings, Inc., and Sand Dollar Acquisition Corporation (incorporated by reference to Exhibit 2.1 to Clearwater Paper’s Current Report on Form 8-K filed on September 21, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2010

CLEARWATER PAPER CORPORATION

By:	/s/ Michael S. Gadd
Michael S. Gadd, Corporate Secretary